Exhibit 3
Wipro Limited — Results for the Quarter & Year ended March 31, 2010
WIPRO LIMITED - CONSOLIDATED
UNAUDITED FINANCIAL RESULTS FOR THE
QUARTER AND YEAR ENDED MARCH 31, 2010
Rs. in Million except share data)

	Quarter ended		Year ended
	March 31,		March 31,
	2010	2009	2010	2009
Particulars	Unaudited	Unaudited	Unaudited	Unaudited
1 Net Income from Sales /Services	69,829	64,514	271,241	255,338
2 Cost of Sales /Services
a)(Increase/Decrease in Stock in trade and work in progress	(395)	(195)	(323)	(943)
b) Consumption of raw materials	4,454	4,536	13,070	12,111
c) Purchase of traded goods	8,704	6,626	37,484	34,211
d)Other expenditure	33,333	32,646	129,152	128,478
3 Gross Profit (1-2)	23,733	20,901	91,858	81,481
4 General and Administrative expenses	3,582	3,511	14,481	14,281
5 Selling and Distribution expenses	4,900	4,184	18,036	16,952
6 Depreciation and amortization	1,887	1,950	7,831	6,949
7 Operating Profit before interest (3) — (4+5+6)	13,364	11,256	51,510	43,299
8 Interest expense	(342)	928	990	3,824
9 Exceptional Items	—	—	—	—
10 Operating Profit after interest and Exceptional Items (7-8-9)	13,706	10,328	50,520	39,475
11 Other investment income	1,270	1,159	4,360	5,058
12 Profit from Ordinary Activities before tax (10+11)	14,976	11,487	54,879	44,533
13 Tax Expense (including Fringe Benefits Tax)	3,015	1,461	9,294	6,035
14 Net Profit from Ordinary Activities after tax (12-13)	11,961	10,026	45,586	38,498
15 Minority Interest	(46)	(50)	(185)	(99)
16 Share in Earnings of Associates	176	35	530	362
17 Extraordinary items (net of tax expense)	—	—	—	—
18 Net Profit for the period (14+15+16-17)	12,091	10,011	45,931	38,761
19 Paid up equity share capital (Face value Rs. 2 per share)	2,936	2,930	2,936	2,930
20 Reserves excluding Revaluation Reserves	196,291	145,848	196,291	145,848
21 EARNINGS PER SHARE (EPS)
Before extraordinary items (not annualised)
Basic (in Rs.)	8.29	6.88	31.52	26.66
Diluted (in Rs.)	8.23	6.85	31.25	26.50
After extraordinary items (not annualised)
Basic (in Rs.)	8.29	6.88	31.52	26.66
Diluted (in Rs.)	8.23	6.85	31.25	26.50
22 Public shareholding*
Number of shares	276,454,859	271,856,435	276,454,859	271,856,435
Percentage of holding	18.83%	18.56%	18.83%	18.56%
23 Promoters and promoter group shareholding
a) Pledged/Encumbered
— Number of shares	Nil	Nil	Nil	Nil
— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil
— Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil	Nil
b) Non - encumbered
— Number of shares	1,167,572,260 **	1,169,432,260 **	1,167,572,260 **	1,169,432,260 **
— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%	100%
— Percentage of shares (as a % of the total share capital of the company)	79.52%	79.83%	79.52%	79.83%
Details of expenditure
Items exceeding 10% of total expenditure
— Employee Cost	27,915	27,737	107,230	107,266

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)

**	Includes 6,506,000 (March 31, 2009: 8,316,000) equity shares on which Promoter does not have beneficiary interest.
Status of redressal of Complaints received for the period January 1, 2010 to March 31, 2010

			Opening	Complaints	Complaints
Sl.			balance	received during	disposed during
No.	Nature of the complaint	Nature	01.01.2010	the quarter	the quarter	Unresolved
1	Non-Receipt of Securities	Complaint	—	3	3	—
2	Non Receipt of Annual Reports	Complaint	—	3	3	—
3	Correction / Duplicate / Revalidation of dividend warrants	Request	—	85	85	—
4	Non Receipt of Dividend warrants	Complaint	—	37	37	—
5	Others	Request	1	1	2	—
	TOTAL		1	129	130	—
NOTE:
There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.
1.	The above unaudited condensed consolidated interim financial results were approved by Directors of the Company at its meeting held on April 23,2010.
2.	The above unaudited financial results have been prepared from the unaudited condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements are covered by IFRS 1, “First Time Adoption of IFRS”, as they are part of the annual period covered by the Company’s first IFRS financial statements for the year ended March 31, 2010 and are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”. The transition to IFRS has been carried out from the accounting principles generally accepted in India (Indian GAAP), which is considered as “Previous GAAP”, for purposes of IFRS 1.
3.	The unaudited condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for certain financial instruments that have been measured at fair value as required by relevant IFRS.
4.	The unaudited condensed consolidated financial interim statements incorporate the financial statements of the Parent Company and entities controlled by the Parent Company (its subsidiaries). Control is achieved where a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account.

All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.
5.	The total revenues represent the aggregate revenue and includes foreign exchange gains / (losses), net except exchange difference on foreign currency borrowings which are reported in the unaudited condensed consolidated interim financial statements. The exchange difference on foreign currency borrowings is included in interest expenses above.
6.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended March 31, 2010, which are available on our company website www.wipro.com.
7.	Standalone information (Audited)
(Rs. in Million)

	Quarter ended March 31,		Year ended March 31,
Particulars	2010	2009	2010	2009
Revenues	61,410	52,989	231,776	209,874
Profit before tax	15,095	9,952	56,888	35,479
Profit after tax	12,367	8,421	48,980	29,738
8.	Segment Information

The Company is currently organized by segments, which includes IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and ‘Others’.

Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, have been considered as ‘reconciling items’.

Revenues include excise duty of Rs. 176 and Rs. 239 for the three months ended March 31, 2009 and 2010, respectively and Rs. 1,055 and Rs. 843 for the year ended March 31, 2009 and 2010, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty are reported in reconciling items.

For the purpose of segment reporting only, the Company has included the impact of foreign exchange gains / (losses), net’ in revenues. Further, the Company obtains short-term foreign currency borrowings for its working capital requirements. A portion of these foreign currency borrowings is used as a natural hedge for the foreign currency monetary assets. For segment purposes, the changes in fair value of such foreign currency borrowings is recorded in the respective segment of the underlying monetary assets and are eliminated in reconciling items.

For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in Outsourcing contracts. Corporate Treasury provides internal financing to the business units offering multi-year payments terms, and accordingly such receivables are reflected in Capital Employed of Reconciling items. As of March 31, 2009 and 2010, Capital Employed of Reconciling items includes Rs. 4,401 and Rs. 8,516 respectively, of such receivables on extended collection terms.
Information on reportable segments is as follows:
(Rs. in Million)

	Three months ended March 31, 2009
				Consumer
	IT Services and Products			Care and		Reconciling
Particulars	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	49,306	8,761	58,067	4,802	1,320	325	64,514
Cost of revenues	(33,000)	(7,960)	(40,960)	(2,594)	(1,501)	(311)	(45,365)
Selling and marketing expenses	(2,637)	(334)	(2,971)	(1,238)	(59)	(50)	(4,318)
General and administrative expenses	(3,028)	(150)	(3,178)	(275)	(93)	(30)	(3,376)
Operating income of segment	10,641	317	10,958	695	(333)	(66)	11,255
Opening capital employed			95,303	18,936	5,710	65,615	185,563
Closing capital employed			115,089	18,782	5,638	64,763	204,272
Average capital employed			105,196	18,859	5,674	65,189	194,918
Return on capital employed			42%	15%	(23)%		23%

	Three months ended March 31, 2010
				Consumer
	IT Services and Products			Care and		Reconciling
Particulars	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	52,396	8,900	61,496	6,084	2,285	(36)	69,829
Cost of revenues	(33,827)	(8,116)	(41,943)	(3,297)	(2,335)	(189)	(47,764)
Selling and marketing expenses	(2,966)	(257)	(3,223)	(1,752)	(106)	20	(5,061)
General and administrative expenses	(3,085)	(265)	(3,350)	(228)	(62)	—	(3,640)
Operating income of segment	12,718	262	12,980	807	(218)	(205)	13,364
Opening capital employed			114,690	19,818	5,765	96,469	236,743
Closing capital employed			136,280	20,074	7,068	96,091	259,513
Average capital employed			125,485	19,946	6,417	96,280	248,128
Return on capital employed			41%	16%	(14)%		22%

	Year ended March 31, 2009
				Consumer
	IT Services and Products			Care and		Reconciling
Particulars	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	191,613	34,277	225,890	19,249	8,995	1,204	255,338
Cost of revenues	(128,473)	(30,886)	(159359)	(10,782)	(8,679)	(1,395)	(180,215)
Selling and marketing expenses	(10,672)	(1,361)	(12,033)	(4,750)	(249)	(236)	(17,313)
General and administrative expenses	(12,271)	(667)	(12,938)	(1,125)	(316)	(131)	(14,510)
Operating income of segment	40,197	1,363	41,560	2,592	(294)	(558)	43,300
Opening capital employed			93,845	17,359	6,149	53,081	170,433
Closing capital employed			115,089	18,782	5,638	64,763	204,272
Average capital employed			104,467	18,070	5,893	58,922	187,353
Return on capital employed			40%	14%	(5)%		23%

	Year ended March 31, 2010
				Consumer
	IT Services and Products			Care and		Reconciling
Particulars	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	202,490	38,205	240,695	22,584	7,143	819	271,241
Cost of revenues	(132,144)	(34,151)	(166,295)	(11,805)	(7,446)	(753)	(186,299)
Selling and marketing expenses	(10,492)	(1,275)	(11,767)	(6,492)	(323)	(27)	(18,608)
General and administrative expenses	(12,446)	(1,015)	(13,461)	(1,207)	(210)	56	(14,823)
Operating income of segment	47,408	1,764	49,172	3,080	(836)	95	51,511
Opening capital employed			115,089	18,782	5,638	64,763	204,272
Closing capital employed			136,280	20,074	7,068	96,091	259,513
Average capital employed			125,685	19,428	6,353	80,427	231,893
Return on capital employed			39%	16%	(13)%		22%
R K SWAMY/BBDO 2261
9.	Statement of assets and liabilities will be provided along with the audited financial results.

10.	Corresponding figures for previous periods presented have been regrouped, where ever necessary, to conform to the current period classification.

Place: Bangalore Date: April 23,2010	By order of the board Azim H Premji Chairman	WIPRO LIMITED Regd. Officer: Doddakannelli, Sarjapur Road, Bangalore — 560035. www.wipro.com